Exhibit 12.1
The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)	For the Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005

Earnings:
Add:
Income before income taxes	$210.7	$15.8	$188.1	$212.9	$158.1
Other (1)	0.8	0.7	(0.5)	0.3	0.1
Fixed charges	78.7	105.3	96.2	61.1	61.2
Deduct:
Capitalized interest	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)

Earnings	$289.8	$121.4	$283.4	$273.9	$219.0

Fixed Charges:
Interest expense	$56.4	$82.2	$70.7	$39.6	$41.5
Portion of rent expense representative of interest factor (33%)	21.9	22.7	25.1	21.1	19.3
Capitalized interest	0.4	0.4	0.4	0.4	0.4

Fixed Charges	$78.7	$105.3	$96.2	$61.1	$61.2

Ratio of Earnings to Fixed Charges	3.7	1.2	2.9	4.5	3.6

(1)	Includes amortization of capitalized interest, adjustments for minority interests in consolidated subsidiaries and distributed earnings of equity method investees.